SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                             ---------------------

                                   FORM 6-K

                             ---------------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 13, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                            -----                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


               Yes                            No      X
                    -----                           -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

                    New Gas Discovery Made In South China Sea

(Hong Kong, September 12, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) announced today that a gas wildcat well, PY34-1-1, confirmed gas discovery in PY34-1 area of South China Sea. The well was tested to produce 13 million cubic feet of gas per day.

PY34-1-1, located in the Pearl River Mouth Basin of Eastern South China Sea, is about 30 kilometers southwest of PY30-1, a previously discovered gas bearing structure albeit untested.

Mr. Ru Ke, Executive Vice President of the Company, said, "The success of this well and a series of other gas discoveries made in this area may be showing us a pattern of how gas reserves are deposited in this area. We may be looking at `cluster development' for gas if more meaningful gas accumulations are found."

The discovery is 100% owned by the Company.

End

Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:     anne.lui@knprhk.com
            henry.chua@knprhk.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Cao Yunshi
                                            -----------------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: September 13, 2002